5-1-02

File No. 0-17630

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

CRH Acquires Major Concrete Paving and Landscape Walling Manufacturer in Germany

CRH public limited company
Belgard Castle, Clondalkin,
Dublin 22, Ireland.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-____.

N E W S R E L E A S E

CRH

May 2, 2002

CRH ACQUIRES MAJOR CONCRETE PAVING AND LANDSCAPE WALLING MANUFACTURER IN GERMANY

CRH plc, the international building materials group, announces the purchase by its Europe Products & Distribution Division of the EHL Group for a cash consideration, including assumed debt, of euro 155.4 million. Goodwill arising on the transaction is estimated at euro 8.3 million.

The EHL Group is the market leader in concrete paving and landscape walling products operating a comprehensive network of 32 modern production facilities in Germany and one in Poland.

Despite difficult economic circumstances in Germany in recent years and the prolonged severe downturn in the construction sector following the post-unification boom, EHL has achieved consistent profitability largely due to the fact that 65% of turnover is derived from the repair, maintenance and improvement (RMI) sector. In the year ended December 31, 2001, the company attained sales of euro 235.4 million on which adjusted EBITDA of euro 26.4 million was reported. Adjusted trading profit (EBIT) amounted to euro 14.6 million.

EHL employs 1,350 people. The senior management team led by Chief Executive Mr. Bernhard Ehl will continue to operate the business as part of CRH's Europe Products & Distribution Division's concrete products group headed by Mr. Máirtín Clarke.

EHL's activities mirror the fast-growing and very successful concrete paving and landscape walling operations in our US Architectural Products Group. It represents a significant addition to the concrete products group in Europe which currently has operations in the Netherlands, Belgium, France and the United Kingdom. The acquisition brings total annualised sales for that group to circa euro 700 million.

Commenting on the acquisition, Brian Hill, Group Managing Director – CRH Europe Products & Distribution, said:

"With its strong focus on the RMI sector, EHL complements CRH's existing operations in the Benelux and should serve as a platform for further growth in Germany and in the surrounding countries. We expect that EHL's broad product range and strong marketing, logistics and product development will allow us to generate substantial efficiencies and synergies."

Contact : +353 (0) 1 404 1000

Liam O'Mahony, Chief Executive
Harry Sheridan, Finance Director
Myles Lee, General Manager – Finance

CRH plc
The International Building Materials Group

Registered Office
42 Fitzwilliam Square
Dublin 2
Ireland
—
TELEPHONE
+353.1.634 4340
FAX
+353.1.676 5013
E-MAIL
crh@42.crh.com
WEBSITE
www.crh.com

SPECIMEN

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company
(Registrant)

Date: 2nd May 2002

By: ______________________
M.P. Lee

CRH plc
The International Building Materials Group

Registered Office
42 Fitzwilliam Square
Dublin 2
Ireland
—
TELEPHONE
+353.1.634 4340
FAX
+353.1.676 5013
E-MAIL
crh@42.crh.com
WEBSITE
www.crh.com

SPECIMEN

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company
(Registrant)

Date: 2nd May 2002

By: /s/M.P. Lee
M.P. Lee
General Manager – Finance

File No. 0-17630

CONTENTS

CRH Acquires Major Concrete Paving and Landscape Walling Manufacturer in Germany

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CRH public limited company